TRILOGY
ENERGY TRUST

4100, 350 7TH AVE SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

SEC MAIL PROCESSING
RECEIVED
MAR 0 9 2007
WASH. D.C.

February 28, 2007

07021654

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated February 27, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

February 27, 2007

NEWS RELEASE: TRILOGY ENERGY TRUST ADVISES ON 2006 CANADIAN INCOME TAX INFORMATION

Trilogy Energy Trust (TSX: TET.UN) ("TET" or the "Trust") is pleased to announce its 2006 tax information on distributions.

The following information is intended to assist in the preparation of a 2006 T1 Income Tax Return. It is intended for individual, Canadian resident unitholders who hold their TET trust units ("Units") as capital property. A separate release will be provided shortly to US individual unitholders that will assist in reporting TET income for United States federal income tax purposes.

The information contained herein is based on TET's understanding of the Income Tax Act (Canada) and the regulations thereunder, and is provided for general information only. It is not intended to constitute legal or tax advice to any holder of TET Units. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

If a unitholder holds his or her Units in an RRSP, RRIF, RESP or DPSP, no amounts are required to be reported by the unitholder in the unitholder's 2006 T1 Income Tax Return.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

If a unitholder does not hold his or her Units in an RRSP, RRIF, RESP or DPSP the taxable portion of 2006 cash distributions must be reported in the unitholder's 2006 Income Tax Return. This taxable amount will be reported on a "T3 - Statement of Trust Income and Allocations and Designations" ("T3 Slip") that will be issued to the unitholder (i.e., "Other income" - Box 26 on the T3 Slip).

A unitholder's "adjusted cost base" ("ACB") of his or her Units will be reduced by the non-taxable portion of the 2006 cash distributions (i.e., "Amount resulting in cost base adjustment" - Box 42 on the T3 Slip). The ACB is used in calculating capital gains or losses on the disposition of Units if the unitholder holds his or her Units as "capital property". To the extent that the ACB of a Unit to a unitholder otherwise would be less than zero, the negative amount will be deemed to be a capital gain of the unitholder from the disposition of the Unit in the year in which the negative amount arises, and the ACB of the Unit to the unitholder at the commencement of the immediately following year will be nil.

If a unitholder held his or her Units with a broker or other intermediary and received cash distributions from the broker or other intermediary, the unitholder will receive a T3 Slip from the broker or intermediary. If a unitholder received cash distributions directly from the transfer agent, Computershare Trust Company of Canada, and not from a broker or intermediary, the

unitholder will receive a T3 Slip from Computershare Trust Company of Canada. The deadline for mailing all T3 Slips is March 31, 2006.
The attached "Schedule 1" includes supplementary information on the taxable portion and non-taxable portion of the 2006 cash distributions and is shown on a per Unit basis. This taxable portion will be included in and reported on your T3 Slip.

2007 Distributions

The taxability of 2007 distributions is dependent upon, among other things, the tax deductions available to TET and the amount of income generated by the Trust in 2007. It is currently expected that all distributions declared by the Trust in 2007 will be 100% taxable.

About TET

TET is a petroleum and natural gas-focused Canadian energy trust. The Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains statements concerning the taxability of future distributions to be paid by the Trust. Such forward-looking statements or information are based on a number of assumptions, including those set forth in this press release, which may prove to be incorrect.

Although TET believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because TET can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by TET and described in the forward-looking statements or information These risks and uncertainties include but are not limited to: changes to tax legislation and regulations applicable to Trilogy and the interpretation thereof, volatility of oil and gas prices, fluctuations in currency and interest rates, risks inherent in TET's operations, TET's ability to access external sources of debt and equity capital, TET's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production, the results of exploration, development and drilling, TET's ability to secure adequate product transportation, TET's ability to retain and attract qualified personnel, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in TET's capital expenditure levels and plans, changes in environmental and other regulations or the interpretation of such regulations, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and TET undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer; or
M.G. (Mike) Kohut, Chief Financial Officer; or
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9

Phone: (403) 290-2900
Fax: (403) 263-8915

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

SCHEDULE 1

2006 - T3 INFORMATION

FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per Unit paid by Trilogy Energy Trust with respect to record dates for the period January 31, 2006 - December 31, 2006 for Canadian Income Tax purposes:

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Amount Resulting in Cost Base Adjustment (Box 42) Return of Capital
31-Jan	15-Feb	$ 0.25	$ 0.1846	$ 0.0654
28-Feb	15-Mar	$ 0.25	$ 0.1846	$ 0.0654
Mar 31	17-Apr	$ 0.25	$ 0.1846	$ 0.0654
1-May	15-May	$ 0.25	$ 0.1846	$ 0.0654
31-May	15-Jun	$ 0.20	$ 0.1477	$ 0.0523
30-Jun	17-Jul	$ 0.20	$ 0.1477	$ 0.0523
31-Jul	15-Aug	$ 0.20	$ 0.1477	$ 0.0523
31-Aug	15-Sep	$ 0.20	$ 0.1477	$ 0.0523
2-Oct	Oct 16	$ 0.20	$ 0.1477	$ 0.0523
Oct 31	Nov 15	$ 0.16	$ 0.1181	$ 0.0419
Nov 30	Dec 15	$ 0.16	$ 0.1181	$ 0.0419
Dec 31	Jan 15	$ 0.16	$ 0.1181	$ 0.0419
Total Per Unit		$ 2.48	$ 1.8312	$ 0.6488